

May 18, 2015

Gregory W. Norwood
Senior Executive Vice President and Chief Financial Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, NY 14210

      Re: First Niagara Financial Group, Inc.
             Form 10-K for the Fiscal Year Ended
             December 31, 2014
             Filed March 17, 2015
             File No. 001-35390

Dear Mr. Norwood:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis

Financial Overview, page 47

1. We note your disclosure on page 48 stating you had cash expenditures of approximately $58 million in 2014 for your strategic investment plan. We also note that you recorded $22 million in the consolidated statement of operations for "'restructuring charges." Considering the significance of your strategic investment plan, please revise future filings to clarify your accounting related to these expenditures. For example, for each period presented, discuss the amount capitalized and expensed and where significant amounts are presented in your balance sheet and income statement. Also, disclose in the notes to your financial statements your accounting policies related to the capitalization of costs and the depreciable life of software.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

2. We note your disclosure on page 48 describing the $22 million pre-tax reserve to fund the potential costs of a "process issue" related to certain customer deposit accounts. Please tell us all the relevant facts and circumstances related to the process issue, including but not limited to the nature of the process issue and the number and dollar value of the customer accounts impacted. Also, please tell us how the reserve amount and timing of liability were determined, considering the process issue was detected in April of 2012. Refer to ASC 450 for guidance.

Fourth Quarter Results, page 66

3. We note you have described restructuring charges as nonrecurring when presenting non-GAAP operating results. Given the nature of these adjustments and your disclosure that your strategic investment plan will take a number of years to implement, it is not clear why restructuring charges are considered nonrecurring. Please clarify and/or revise to remove the reference to nonrecurring from your disclosure in future filings. Refer to Question 102.03 of the Division´s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3437 if you have questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant